BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	8,344
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		158
Credit balances in firm accounts which are attributable to principal sales to customers		4,403
Other		2
Total credit items		12,907
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		4,620
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		—
Margin required and on deposit with clearing organizations		—
Aggregate debit items		4,620
Less 3% of debit items		(139)
Total debit balances		4,481
Reserve computation – excess of total credits over total debits	$	8,426
Amount of qualified securities held on deposit in "Reserve Bank Account"	$	53,174

This schedule does not differ from the computation for determination of reserve requirements
under Rule 15c3-3 as of December 31, 2016 filed by the Company in its unaudited Form X-17A-5, Part II
on January 26, 2017 with the Financial Industry Regulatory Authority, Inc.

See accompanying report of independent registered public accounting firm.